FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number 333-155256
Nippon Mining Holdings, Inc.
(Translation of registrant’s name into English)
10-1, Toranomon 2-Chome, Minato-ku, Tokyo 105-0001, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:
1. English Translation of the Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2010 (“Fiscal 2009”)

2. English Translation of the Revision of Earnings Forecast

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nippon Mining Holdings, Inc.
(Registrant)
Date: February 3, 2010	By	/s/ Fumio Ito
Fumio Ito
Managing Director

Exhibit 99.1
[Translation]
February 3, 2010
Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2010 (“Fiscal 2009”)
NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No.	: 5016	Stock listings	: Tokyo, Osaka and Nagoya
President and CEO	: Mitsunori Takahagi
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to	: Investor Relations Department	Telephone number	: +81-3-5573-5124
Date of filing of financial report	: February 12, 2010
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.
1. Operating results for the Third Quarter of Fiscal 2009 (from April 1, 2009 to December 31, 2009)
(1) Operating results (Consolidated basis)

	Note: Percentage figures represent changes from the corresponding previous periods.
					Income
	Sales		Operating income		before special items		Net income
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%

Fiscal 2009 3Q	2,325,777	(30.9)	31,965	—	50,049	—	25,082	—

Fiscal 2008 3Q	3,364,511	—	(77,632)	—	(36,166)	—	(34,076)	—

	Basic EPS		Fully diluted EPS
	yen	sen	yen	sen

Fiscal 2009 3Q	27	08	27	04

Fiscal 2008 3Q	(36	77)	—
(2) Financial position (Consolidated basis)

			Shareholders’ equity
	Total assets	Net assets	ratio	Net assets per share
	millions of yen	millions of yen	%	yen	sen

As of December 31, 2009	2,066,135	698,545	28.5	636	07

As of March 31, 2009	1,886,083	659,938	30.1	612	44

Reference: Shareholders’ equity : 589,200 millions of yen as of December 31, 2009 (567,347 millions of yen as of March 31, 2009)
2. Cash dividends

	Cash dividends per share
	1Q		2Q		3Q		Year-end		Full year
	yen	sen	yen	sen	yen	sen	yen	sen	yen	sen

Fiscal 2008	—		8	00	—		6	00	14	00
Fiscal 2009	—		7	50	—
Fiscal 2009 (forecast)							7	50	15	00

Note: Revision of expected dividends during this period: None
3. Forecasts of consolidated operating results for Fiscal 2009 (from April 1, 2009 to March 31, 2010)

	Note: Percentage figures represent changes from the corresponding previous period.
					Income
	Sales		Operating income		before special items		Net income		Basic EPS
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen	sen
Full year	3,200,000	(21.3)	32,000	—	59,000	—	25,000	—	26	99

Note: Revision of forecasts of consolidated operating results during this period: Yes

*We have revised the forecasts of operating results for the fiscal year ending March 31, 2010, which were previously announced on October 30, 2009. Please refer to “Qualitative Information and Financial Statements — 3. Qualitative Information on Forecasts of Consolidated Operating Results” on Page 6.

4. Others
(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries due to changes in scope of consolidation): None

(2)	Application of simplified accounting methods or specific accounting methods in the preparation of quarterly consolidated financial statements: None

(3)	Changes in accounting principles, procedures, presentation, etc., pertaining to preparation of quarterly consolidated financial statements
1.	Changes associated with changes in accounting standards: Yes

2.	Changes other than Item 1.: None

(Note) For details, please refer to “Qualitative Information and Financial Statements — 4. Others” on Page 7.
(4)	Shares outstanding (common stock)

1.	Number of shares outstanding (including treasury stock)
	As of December 31, 2009:	928,462,002	As of March 31, 2009:	928,462,002

2.	Number of treasury stock outstanding
	As of December 31, 2009:	2,142,627	As of March 31, 2009:	2,091,160

3.	Average number of shares outstanding (Consolidated basis)
	Fiscal 2009 3Q:	926,365,943	Fiscal 2008 3Q:	926,804,092
FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of Nippon Mining Holdings, Inc. (“Nippon Mining”) about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of Nippon Mining could be materially different from and worse than those expectations. Nippon Mining does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.
A wide range of factors could materially affect future developments and performance of Nippon Mining, including, but not limited to, the following:
•	macroeconomic and general industry conditions such as the competitive environment for companies in energy, resources and materials industries;

•	regulatory and litigation matters and risks;

•	Nippon Mining’s ability to maintain margins on refined petroleum products, petrochemicals, refined and fabricated metals and refined copper;

•	prices for crude oil, natural gas and copper concentrate;

•	economic conditions in Japan, Asia, particularly China, and other countries where Nippon Mining operates;

•	Nippon Mining’s ability to enter into and perform in overseas strategic alliances;

•	domestic and international political developments and laws and regulations, such as restrictions on production and imports and exports, tax increases and environmental laws or regulations;

•	natural disasters;

•	potential revisions of reserve estimates;

•	foreign exchange rate fluctuations;

•	potential delays or failure in the execution of exploration and development plans; and

•	risks associated with the consummation of the proposed joint share transfer with Nippon Oil Corporation to form JX Holdings, Inc.

[Qualitative Information and Financial Statements]

1.	Qualitative Information on the Consolidated Operating Results

Overview
     In the first three quarters of the current fiscal year (from April 1, 2009 to December 31, 2009), despite some signs of an Asian-led rebound from the world economic recession precipitated by the financial crisis, severe economic conditions persisted in Japan with the domestic employment situation and other conditions deteriorating.
     In the foreign exchange market, the yen strengthened against the U.S. dollar, from ¥99 per U.S. dollar at the beginning of the period to briefly reaching ¥86 per U.S. dollar at one point before backing off to end the current quarter at ¥92 per U.S. dollar. The average exchange rate for the period under review was ¥94 per U.S. dollar.
     In the crude oil market, prices remained low due to the deteriorating global economy, but speculative investment and a rebound in demand, primarily from emerging nations, boosted Dubai crude oil from $47 per barrel at the beginning of the period to a temporary peak of $80 before the end of the current quarter at $78 per barrel. The average price of Dubai crude oil was $67 per barrel for the period.
     While the copper prices in international markets also remained low due to the weak global economy, a rebound in demand, speculative investment, and other factors boosted the price on the London Metal Exchange (LME) from 180 cents per pound at the beginning of the period to 333 cents per pound at the end of the current quarter. The average price of copper was 260 cents per pound for the period.
     In this operating environment, on a consolidated basis, the Company Group’s net sales were ¥2,325.8 billion, a decrease of 30.9% year on year in sales for the first nine months of the period. Income before special items rose to a profit of ¥50.0 billion versus the loss of ¥36.2 billion incurred in the same period the previous fiscal year, while net income reached ¥25.1 billion, compared to a ¥34.1 billion loss booked in the same period the year before. Excluding the impact of inventory valuation, income before special items was ¥6.4 billion, a decline of 93.5% compared with the same period the previous fiscal year.

Petroleum (Japan Energy Group)
     Domestic fuel oil sales volume declined year on year due to a drop in demand for petroleum products in the face of economic stagnation. Product prices fell due to worsening supply and demand environment for petroleum products and the decline in crude oil prices. Aromatic products such as benzene and paraxylene and other petrochemical products saw an increase in sales volume, but falling prices. Excluding the impact of a corporate merger, sales volume for LP gas decreased and the prices declined. Lubricating oil sales volume rose but its prices fell.
     Overall, the Petroleum business recorded a 32.5% year-on-year decrease in net sales to ¥1,738.7 billion. Income before special items was ¥18.3 billion versus a ¥96.0 billion loss for the same period the previous fiscal year, and while margins for fuel oil worsened, energy costs decreased, and the previous fiscal year’s increase in cost of sales stemming from the decline of crude oil prices on inventory valuation was also resolved.

Metals (Nippon Mining & Metals Group)
     In the copper business, electrolytic copper sales volume fell because of sluggish domestic demand compared to the same period the previous fiscal year. Product prices fell due to fluctuation in LME prices and exchange rates. Conditions for the purchase of copper ore and the sales price for sulfuric acid also remained at low levels. The business environment remained severe for recycling and environmental services business, reflecting the moderate nature of the domestic economic recovery.
     In the electronic materials business, the sales volume for copper foil (electro-deposited copper foil, treated rolled copper foil), thin-film materials (sputtering targets for LSIs, sputtering targets for flat panel displays (FPDs), etc.), precision rolled products (such as phosphor bronze and Corson alloys), and precision fabricated products (gold plating, etc.) declined overall despite a rebound after emerging from the drastic declines in demand witnessed during the second half of the previous fiscal year. Sputtering targets for FPDs increased considerably, driven by strong demand for LCD televisions in the Chinese, European, American, and other markets. Product prices fell, mirroring the prices of their respective raw materials, especially the overseas price of copper for electrolytic copper foil and the price of indium for sputtering targets for FPDs. Other product prices declined as well, due primarily to a worsening product mix.
     Amid such an environment, net sales for the Metals business declined 25.2% year on year to ¥564.1 billion, while income before special items fell 39.3% year on year to ¥30.9 billion, owing to the strong yen, a decline in prices for copper, and declined margins for sulfuric acid and electronic material products.

Other Operations (Independent Operating Companies and Functional Support Companies)
     Both sales and income declined for Toho Titanium Co., Ltd. (titanium business) due to such factors as postponement of deliveries for aircraft and the decline in general industrial demand due to the global economic recession. Nichiyo Engineering Co. (engineering business) and other independent operating companies worked to expand their operational foundations and enhance profitability. Functional support companies such as Nippon Mining Finance Co. Ltd. are efficiently conducting operations in support of Groupwide activities, including finance, administrative services, environmental management, research and consulting, materials procurement, and IT planning and management.
     The operating results for the two listed, equity-method affiliates in Nippon Mining Group were, for Tatsuta Electric Wire & Cable Co., Ltd., recognition of increased income despite a decline in revenue compared to the same period the previous fiscal year, due in part to the recovery of valuation losses on the price of copper, which declined in the previous fiscal year, and despite the continued decline in demand for electric cable and, for Maruwn Corporation, a year-on-year decline in both sales and income due to such factors as a decline in transport volume.
     These factors resulted in a 21.2% decline in net sales year on year for the Other Operations segment to ¥46.1 billion, and a 75.3% decline year on year in income before special items, to ¥2.2 billion.
     Sales amounts provided on a segment basis include inter-segment transactions amounting to ¥23.2 billion, compared with ¥22.6 billion in the same period of the previous fiscal year.

Special profit and quarterly net income
     Special profits totaled ¥4.1 billion, including ¥2.2 billion in gain on sales of property, plant and equipment, ¥0.9 billion in gain on change in equity, and other factors.
     Special losses totaled ¥10.9 billion, including a ¥5.4 billion loss on write-down of investments in securities, a ¥3.1 billion in loss on disposal of property, plant, and equipment, ¥0.7 billion in impairment losses, and other factors.
     The above factors resulted in income before income taxes and minority interests of ¥43.3 billion. Deduction of ¥11.0 billion in total income taxes and ¥7.3 billion in minority interests in earnings of consolidated subsidiaries resulted in net income of ¥25.1 billion, versus a ¥34.1 billion loss for the same period the previous fiscal year.

2.	Qualitative Information on Consolidated Financial Position
(1)	Consolidated Balance Sheets

	(Billions of yen)
	Fiscal 2009 3Q	Fiscal 2008	Year-on-year change
Total assets	2,066.1	1,886.1	180.1
Total liabilities	1,367.6	1,226.1	141.4
(Interest-bearing debt)	(823.0)	(705.0)	(118.0)
Total net assets	698.5	659.9	38.6
     Total assets increased by ¥180.1 billion over the end of the previous fiscal year to ¥2,066.1 billion. This was due to a ¥40.3 billion decline in cash and time deposits and a ¥32.8 billion decline in other current assets being netted against an increase of ¥108.5 billion in notes and accounts receivable, trade, a ¥108.3 billion increase in inventories and a ¥28.4 billion increase in investments in securities.
     Total liabilities increased by ¥141.4 billion from the end of the last period to ¥1,367.6 billion, primarily due to an increase of ¥118.0 billion in interest-bearing debt and an increase of ¥27.2 billion in notes and accounts payable, trade accompanying, among other factors, the rise in crude oil prices.
     Total net assets rose by ¥38.6 billion from the end of the previous period to ¥698.5 billion, primarily due to a ¥13.6 billion increase in retained earnings, a ¥6.9 billion decrease in deferred hedge loss, and a ¥16.6 billion increase in minority interests in consolidated subsidiaries, among other factors.
     As a result, the shareholders’ equity ratio stood at 28.5%, a 1.6 percentage point fall from the end of the previous period, and the D/E ratio rose 0.16 times to 1.40 times over the end of the previous period.

	(Reference)
					Fiscal 2009	Fiscal 2008
	Unit	Fiscal 2006	Fiscal 2007	Fiscal 2008	3Q (9 months)	3Q (9 months)
Income before special items excluding impact of inventory valuation	Billions of yen	220.9	143.2	92.1	6.4	98.4
Income (loss) before special items	Billions of yen	224.2	192.0	(67.4)	50.0	(36.2)
Inventory valuation	Billions of yen	3.3	48.9	(159.6)	43.6	(134.6)
Shareholders’ equity ratio	%	30.3	30.3	30.1	28.5
Total assets	Billions of yen	2,056.4	2,251.2	1,886.1	2,066.1
Shareholders’ equity	Billions of yen	622.5	681.4	567.3	589.2
D/E ratio	Times	1.11	1.17	1.24	1.40
Interest-bearing debt*	Billions of yen	689.4	795.9	705.0	823.0

* Including lease obligations effective for Fiscal 2008

Shareholders’ equity ratio at market value	%	45.8	21.7	19.2	17.8

(2)	Consolidated Cash Flows

	(Billions of yen)
	Fiscal 2008	Fiscal 2009
Accounting category	3Q (9 months)	3Q (9 months)
Cash flows from operating activities	82.2	(78.3)
Cash flows from investing activities	(66.3)	(67.3)
Cash flows from financing activities	(8.7)	103.4
Effect of exchange rate changes on cash and cash equivalents	(1.0)	0.1
Net increase (decrease) in cash and cash equivalents	6.1	(42.0)
Cash and cash equivalents at beginning of period	62.6	117.0
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation, corporate division and merger of consolidated subsidiaries	1.3	2.9
Cash and cash equivalents at end of period	70.0	77.8
     Net cash used in operating activities amounted to ¥78.3 billion. The primary positive factors were ¥43.3 billion in income before income taxes and minority interests, ¥55.5 billion in depreciation and amortization, and a ¥43.1 billion increase in trade payables. The primary negative factors included ¥108.2 billion in trade receivables, ¥105.1 billion in inventories, a ¥23.7 billion difference arising from equity-method investments (¥23.9 billion in equity in income of equity-method affiliates less dividends of ¥0.2 billion received from equity-method affiliates), and other factors.
     Net cash used in investing activities totaled ¥67.3 billion. This resulted from positive factors including ¥8.7 billion in proceeds from sales of property, plant and equipment and ¥3.0 billion in proceeds from sales or maturities of investments in securities, and negative factors such as ¥67.7 billion in payments for acquisition of property, plant and equipment and payments for acquisition of intangible assets, and ¥6.4 billion in payments for acquisition of investments in securities.
     Net cash provided by financing activities amounted to ¥103.4 billion. This resulted from positive factors such as proceeds from an increase in interest-bearing debt of ¥113.7 billion, including ¥92.0 billion from an increase in commercial paper in spite of negative factors which compensated for an outlay of ¥12.5 billion in cash dividends paid.
     The above factors resulted in ¥77.8 billion in cash and cash equivalents at the end of the third quarter, marking a decline of ¥39.2 billion compared with the beginning of the period.

3.	Qualitative Information on Forecasts of Consolidated Operating Results
     Forecasts for consolidated operating results for the full period, assuming an exchange rate of ¥90 per U.S. dollar from January onward, a crude oil price of $75 per barrel and an international price for copper of $3.10 per pound, are ¥3,200 billion in net sales, ¥59.0 billion in income before special items and ¥25.0 billion in net income. Please also refer to the “Revision of Earnings Forecast” announced on February 3, 2010.
     Please note that these forecasts of consolidated operating results are based on available information as of the release date of this document. Actual results are subject to change due to various factors.

4.	Others
(1)	Changes in significant subsidiaries during the period (changes in specified subsidiaries due to changes in scope of consolidation) : None

(2)	Application of simplified accounting methods or specific accounting methods in the preparation of quarterly consolidated financial statements : None

(3)	Changes in accounting principles, procedures, presentation, etc., pertaining to preparation of quarterly consolidated financial statements

Changes in Accounting Standard for Construction Contracts

Effective for the first quarter ended June 30, 2009, the Company and its domestic subsidiaries adopted “Accounting Standard for Construction Contracts” (ASBJ Statement No.15, December 27, 2007) and “Guidance on Accounting Standard for Construction Contracts” (ASBJ Guidance No.18, December 27, 2007). Prior to April 1, 2009, certain domestic consolidated subsidiaries principally applied the percentage-of-completion method for the construction contracts whose contract amounts were more than ¥1.0 billion and whose contracted construction terms were longer than one year and the completed-contract method was applied for other than those. Under ASBJ Statement No.15 and Guidance No.18, the percentage-of-completion method is applied for the construction contracts started on or after April 1, 2009, if the outcome of the construction activity can be deemed certain during the course of the activity in the third quarter ended December 31, 2009, otherwise the competed-contract method is applied. The percentage of completion at the end of each quarterly period is estimated based on the percentage of the cost incurred to the estimated total cost.

This has had an immaterial effect on net sales, operating income, income before special items and income before income taxes and minority interests.

5.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	Third quarter of Fiscal 2009	Fiscal 2008
Account title	(As of December 31, 2009)	(As of March 31, 2009)
	millions of yen	millions of yen

Assets	2,066,135	1,886,083

Current assets	935,498	792,082

Cash and time deposits	78,517	118,840
Notes and accounts receivable, trade	341,590	233,130
Inventories	447,629	339,367
Other current assets	69,419	102,247
Less: Allowance for doubtful accounts	(1,657)	(1,502)

Fixed assets	1,130,637	1,094,001

Property, plant and equipment	737,530	734,802
Machinery and equipment, other, net	238,186	244,020
Land	279,535	283,184
Construction in progress	53,900	41,465
Other	165,909	166,133
Intangible assets	78,534	78,228
Investments and other long-term assets	314,573	280,971
Investments in securities	217,649	189,284
Other	98,559	93,296
Less: Allowance for doubtful accounts	(1,635)	(1,609)

Total assets	2,066,135	1,886,083

Liabilities	1,367,590	1,226,145

Current liabilities	873,249	758,450

Notes and accounts payable, trade	213,680	186,455
Short-term borrowings	362,540	361,942
Commercial paper	92,000	—
Lease obligations	1,517	1,096
Accounts payable, other	132,352	113,569
Accrued income taxes	4,018	4,309
Other current liabilities	67,142	91,079

Long-term liabilities	494,341	467,695

Bonds	35,000	35,000
Long-term debt	326,419	302,632
Lease obligations	5,526	4,361
Allowance for retirement benefits	59,682	59,427
Other long-term liabilities	67,714	66,275

Net assets	698,545	659,938

Shareholders’ equity	620,396	606,772

Common stock	73,920	73,920
Capital surplus	226,746	226,748
Retained earnings	320,625	306,987
Less: Treasury stock, at cost	(895)	(883)

Valuation and translation adjustment	(31,196)	(39,425)

Unrealized gain on marketable securities	12,935	10,008
Deferred hedge loss	(1,430)	(8,328)
Surplus from land revaluation	(3,236)	(3,091)
Accumulated translation adjustment	(39,465)	(38,014)

Stock acquisition rights	651	499

Minority interests in consolidated subsidiaries	108,694	92,092

Total liabilities and net assets	2,066,135	1,886,083

(2)	Consolidated Statements of Income

	Third quarter of Fiscal 2008	Third quarter of Fiscal 2009
	(from April 1, 2008	(from April 1, 2009
Account title	to December 31, 2008)	to December 31, 2009)
	millions of yen	millions of yen
Net sales	3,364,511	2,325,777

Cost of sales	3,297,455	2,161,399

Gross profit	67,056	164,378

Selling, general and administrative expenses	144,688	132,413

Operating Income (loss)	(77,632)	31,965

Other income	63,313	30,553
Interest income	1,202	523
Dividend income	1,848	2,388
Exchange gain	—	70
Amortization of negative goodwill	696	434
Equity in income of non-consolidated subsidiaries and affiliates	54,621	23,933
Other	4,946	3,205

Other expenses	21,847	12,469
Interest expenses	9,975	7,101
Exchange loss	4,558	—
Other	7,314	5,368

Income (loss) before special items	(36,166)	50,049

Special profit	3,282	4,145
Gain on sales of property, plant and equipment	1,375	2,163
Gain on sales of investments in subsidiary	1,075	—
Gain on change in equity	—	869
Other	832	1,113

Special loss	16,531	10,902
Loss on sales of property, plant and equipment	323	406
Loss on disposal of property, plant and equipment	4,122	3,117
Impairment losses	7,027	690
Loss on write-down of investments in securities	—	5,414
Loss on change in calculation method of projected benefit obligation	—	388
Loss due to fire accident	878	—
Other	4,181	887

Income (loss) before income taxes and minority interests	(49,415)	43,292

Total Income taxes	(30,298)	10,953
Current	17,130	6,550
Deferred	(47,428)	4,403

Minority interests in earnings of consolidated subsidiaries	14,959	7,257

Net income (loss)	(34,076)	25,082

(3)	Consolidated Statements of Cash Flows

	Third quarter of Fiscal 2008	Third quarter of Fiscal 2009
	(from April 1, 2008	(from April 1, 2009
Account title	to December 31, 2008)	to December 31, 2009)
	millions of yen	millions of yen
Cash flows from operating activities
Income (loss) before income taxes and minority interests	(49,415)	43,292
Depreciation and amortization	57,599	55,490
Interest and dividend income	(3,050)	(2,911)
Interest expenses	9,975	7,101
Equity in income of non-consolidated subsidiaries and affiliates	(54,621)	(23,933)
Gain on sales of investments in subsidiary	(1,075)	—
Loss on write-down of investments in securities	—	5,414
Loss on sales and disposal of property, plant and equipment, net	3,070	1,360
Gain on change in equity	—	(869)
Decrease (increase) in trade receivables	86,807	(108,178)
Decrease (increase) in inventories	184,520	(105,147)
Increase (decrease) in trade payables	(119,028)	43,149
Other, net	(20,052)	10,767

Subtotal	94,730	(74,465)

Receipts of interest and dividends	44,794	3,158
Payments for interest	(10,647)	(7,282)
Payments for special retirement benefit	(147)	(497)
Income taxes (paid) refund	(46,551)	818

Net cash provided by (used in) operating activities	82,179	(78,268)

Cash flows from investing activities
Payments for acquisition of investments in securities	(1,697)	(6,428)
Proceeds from sales or maturities of investments in securities	571	3,010
Payments for acquisition of property, plant and equipment	(61,586)	(62,330)
Proceeds from sales of property, plant and equipment	3,153	8,743
Payments for acquisition of intangible assets	(2,347)	(5,375)
Payments for transfer of business	—	(3,077)
Other, net	(4,435)	(1,835)

Net cash used in investing activities	(66,341)	(67,292)

Cash flows from financing activities
Increase (decrease) in short-term borrowings, net	113,597	(19,700)
Increase (decrease) in commercial paper, net	(126,000)	92,000
Proceeds from borrowings of long-term bank loans and other	52,369	72,100
Repayments of long-term bank loans and other	(41,669)	(29,651)
Proceeds from issuance of bonds	20,000	—
Repayments of lease obligations	(277)	(1,046)
Proceeds from third party allotment of shares of consolidated subsidiary	—	3,116
Cash dividends paid	(14,840)	(12,515)
Cash dividends paid to minority shareholders	(11,671)	(850)
Other, net	(211)	(46)

Net cash provided by (used in) financing activities	(8,702)	103,408

Effect of exchange rate changes on cash and cash equivalents	(1,034)	130

Net increase (decrease) in cash and cash equivalents	6,102	(42,022)

Cash and cash equivalents at beginning of period	62,621	116,986

Increase due to subsidiaries newly included consolidation	1,131	17
Increase due to corporate division	—	2,808
Increase due to merger of consolidated subsidiaries	179	34

Cash and cash equivalents at end of period	70,033	77,823

(4)	Notes on Going Concern Assumption

None

(5)	Segment Information

1.	Segment information summarized by product group

Third quarter of Fiscal 2008 (from April 1, 2008 to December 31, 2008)

	(millions of yen)
			Other		Eliminations or
	Petroleum	Metals	Operations	Total	Corporate	Consolidated
Sales	2,574,256	754,376	58,510	3,387,142	(22,631)	3,364,511
Operating income (loss)	(97,021)	11,100	7,358	(78,563)	931	(77,632)
Income (loss) before special items	(95,970)	50,954	8,825	(36,191)	25	(36,166)
Third quarter of Fiscal 2009 (from April 1, 2009 to December 31, 2009)

	(millions of yen)
			Other		Eliminations or
	Petroleum	Metals	Operations	Total	Corporate	Consolidated
Sales	1,738,733	564,101	46,120	2,348,954	(23,177)	2,325,777
Operating income	19,690	11,504	1,160	32,354	(389)	31,965
Income before special items	18,291	30,936	2,178	51,405	(1,356)	50,049
(Note) Main products for each segment are the following:

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.

Metals	resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, thin film materials, precision rolled products, precision fabricated products, ship transport, etc.

Other Operations	titanium, engineering, electric wires, cables, land transport, common group administrative activities such as fund procurement, etc.
2.	Geographic segment information

Third quarter of Fiscal 2008 (from April 1, 2008 to December 31, 2008) and third quarter of Fiscal 2009 (from April 1, 2009 to December 31, 2009)

Disclosures of geographic segment information for these periods have been omitted because the domestic sales accounted for more than 90 percent of the total sales made by all segments.
3.	Overseas sales

Third quarter of Fiscal 2008 (from April 1, 2008 to December 31, 2008)

		Asia	Others	Total
I	Overseas sales (millions of yen)	486,053	76,967	563,020
II	Consolidated net sales (millions of yen)			3,364,511
III	Ratio of overseas sales to consolidated net sales (%)	14.4	2.3	16.7
Third quarter of Fiscal 2009 (from April 1, 2009 to December 31, 2009)

		Asia	Others	Total
I	Overseas sales (millions of yen)	362,034	50,901	412,935
II	Consolidated net sales (millions of yen)			2,325,777
III	Ratio of overseas sales to consolidated net sales (%)	15.6	2.2	17.8
(6)	Notes on Significant Changes in Shareholders’ Equity

None

Other Information
(1)	Company Group
     Nippon Mining Group whose holding company is Nippon Mining Holdings, Inc. consists of operating in Petroleum (Japan Energy Group), Metals (Nippon Mining & Metals Group), and Other Operations (independent operating and functional support companies).
     We had 110 consolidated subsidiaries and 13 equity-method affiliates during the third quarter of Fiscal 2009.
     The position of our businesses by business segment is as follows:

Segment	Main businesses	Group companies
Petroleum (Japan Energy Group)	• Resource development • Gasoline, naphtha, kerosene, gas oil,heavy fuel oil, liquefied petroleum gas, lubricating oil, etc. • Petrochemicals, etc • Ship transport, etc.	Consolidated subsidiaries
Japan Energy Corporation,
Japan Energy Development Co., Ltd.,
Kashima Oil Co., Ltd.,
Kashima Aromatics Co., Ltd.,
JOMO-NET Co., Ltd.,
JOMO Retail Services Co., Ltd.,
Japan Gas Energy Corporation,
Nissho Shipping Co., Ltd.,
Nippon Tanker Co., Ltd.
Equity method affiliated companies
Abu Dhabi Oil Co., Ltd.,
United Petroleum Development Co., Ltd.

Metals (Nippon Mining & Metals Group)
• Resource development
• Copper, gold, silver, sulfuric acid, etc.
• Recycling & environmental services
• Copper foils, thin film materials, precision rolled products, precision fabricated products, etc
• Ship transport, etc.
Consolidated subsidiaries
Nippon Mining & Metals Co., Ltd.,
Nippon Mining of Netherlands B.V.,
Nikko Exploration and Development Co., Ltd.,
Pan Pacific Copper Co., Ltd.,
Nikko Smelting & Refining Co., Ltd.,
Hibi Kyodo Smelting Co., Ltd.,
Japan Korea Joint Smelting Co., Ltd.,
Nikko Environmental Services Co., Ltd.,
Nikko Metals Philippines, Inc.,
Gould Electronics GmbH,
Nikko Metals USA, Inc.,
Nikko Fuji Electronics Co., Ltd.,
Nippon Mining & Metals (Suzhou) Co., Ltd.,
Nikko Shoji Co., Ltd.,
Nikko Metals Taiwan Co., Ltd.,
Nippon Marine Co., Ltd.
Equity method affiliated companies
Minera Los Pelambres,
LS-Nikko Copper Inc.

Other Operations (Independent operatiing and functional support companies)	• Titanium, engineering, electric wires, land transport, etc. • Common group administrative activities such as fund procurement, etc.	Consolidated subsidiaries
Toho Titanium Co., Ltd. (listed company),
Nichiyo Engineering Corporation,
Nippon Mining Finance Co., Ltd.
Equity-method affiliates
Tatsuta Electric Wire and Cable Co., Ltd. (listed company),
Maruwn Corporation (listed company),
NTT DATA CCS Corporation

(Note)	In April, 2009, Japan Energy Corporation established Japan Gas Energy Corporation with Osaka Gas Co., Ltd., Nissho Petroleum Gas Corporation, Itochu Corporation and Itochu Enex Co., Ltd. to integrate each company’s LPG operations ranging from import to wholesale.

Below is a diagram illustrating the information mentioned above.

Nippon Mining Holdings, Inc.

Petroleum

- Japan Energy Corporation
  (Refining and marketing of petroleum products)
  - Japan Energy Development Co., Ltd.
    (Exploration and development of oil resources)
  - Abu Dhabi Oil Co., Ltd.*
    United Petroleum Development Co., Ltd.*
    (Crude oil development)
  - Kashima Oil Co., Ltd.
    (Refining and marketing of petroleum products)
  - Kashima Aromatics Co., Ltd.
    (Production and sales of petrochemicals)
  - JOMO-NET Co., Ltd.
    JOMO Retail Service Co., Ltd.
    (Sales of petroleum products)
  - Japan Gas Energy Corporation
    (Sales of liquefied petroleum gas)
  - Nissho Shipping Co., Ltd. (overseas ship transport)
  - Nippon Tanker Co., Ltd. (Domestic ship transport)

Other operations

- Toho Titanium Co., Ltd.
  (Manufacturing and sales of titanium metals)
- Nichiyo Engineering Corporation
  (Engineering)
- Tatsuta Electric Wire and Cable Co., Ltd.*
  (Production and sales of electric wires and cables)
- Maruwn Corporation*
  (Land transport)
- NTT DATA CCS Corporation*
  (Information services)
- Nippon Mining Finance Co., Ltd.
  (Fund procurement)

Metals

- Nippon Mining & Metals Co., Ltd.
  (Production and sales of non-ferrous metal products and electronic materials)
  - Nippon Mining of Netherlands B.V.
    (Investment to copper mines)
    - Minera Los Pelambres*
      (Copper mine)
  - Nikko Exploration and Development Co., Ltd.
    (Geological survey and drilling)
  - Pan Pacific Copper Co., Ltd.
    (Smelting and refining and marketing of non-ferrous metals)
  - Nikko Smelting & Refining Co., Ltd.
    Hibi Kyodo Smelting Co., Ltd.
    (Smelting and refining of copper, etc.)
  - Japan Korea Joint Smelting Co., Ltd.
    (Investment and financing to copper smelting and refining business)
    - LS-Nikko Copper Inc. *
      (Smelting and refining and marketing of non-ferrous metals)
  - Nikko Environmental Services Co., Ltd.
    (Recycling & environmental services)
  - Nikko Metals Philippines, Inc.
    Gould Electronics GmbH(German corporation)
    (Manufacturing and marketing of copper foils)
  - Nikko Metals USA, Inc.
    (Manufacturing and marketing of thin film materials)
  - Nikko Fuji Electronics Co., Ltd.
    (Manufacturing and marketing of Precision fabricated products)
  - Nippon Mining & Metals (Suzhou) Co., Ltd.
    (Manufacturing and marketing of precision rolled products and precision fabricated products)
  - Nikko Shoji Co., Ltd.
    (Marketing of non-ferrous metal products)
  - Nikko Metals Taiwan Co., Ltd.
    (Manufacturing and marketing of electronics materials, collection of materials for recycling)
  - Nippon Marine Co., Ltd.
    (Ship transport)

(Note)	1.	The diagram above illustrates the situation as of December 31, 2009.

	2.	Unmarked companies are principal consolidated subsidiaries. Those marked with an asterisk are principal equity-method affiliates.

(2)	Quarterly Information
Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (forecast)	Fiscal 2009 (forecast)
	(from April 1, 2009	(from July 1, 2009	(from October 1, 2009	(from January 1, 2010	(from April 1, 2009
	to June 30, 2009)	to September 30, 2009)	to December 31, 2009)	to March 31, 2010)	to March 31, 2010)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Net sales	695,454	773,977	856,346	874,223	3,200,000
Income before special items	24,275	8,472	17,302	8,951	59,000
Net income (loss)	13,924	4,844	6,314	(82)	25,000
Net income per share					yen 26.99

	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Total assets	1,929,543	1,987,740	2,066,135	2,046,500	2,046,500
Net assets	694,698	705,133	698,545	697,500	697,500
Net assets per share	yen 637.62	yen 645.09	yen 636.07	yen 635.85	yen 635.85

	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Cash flows from operating activities	(36,486)	(23,392)	(18,390)	39,268	(39,000)
Cash flows from investing activities	(17,281)	(37,050)	(12,961)	(38,708)	(106,000)
Cash flows from financing activities	13,135	45,617	44,656	(13,408)	90,000
Cash and cash equivalents at end of period	80,411	65,174	77,823	65,500	65,500

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal 2008
	(from April 1, 2008	(from July 1, 2008	(from October 1, 2008	(from January 1, 2009	(from April 1, 2008
	to June 30, 2008)	to September 30, 2008)	to December 31, 2008)	to March 31, 2009)	to March 31, 2009)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Net sales	1,123,015	1,255,494	986,002	700,548	4,065,059
Income (loss) before special items	47,333	40,205	(123,704)	(31,267)	(67,433)
Net income (loss)	27,889	17,890	(79,855)	(6,718)	(40,794)
Net loss per share					yen (44.02)

	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Total assets	2,417,761	2,383,910	2,070,114	1,886,083	1,886,083
Net assets	784,723	805,693	687,871	659,938	659,938
Net assets per share	yen 741.44	yen 759.98	yen 639.35	yen 612.44	yen 612.44

	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen

Cash flows from operating activities	(45,823)	9,757	118,245	192,889	275,068
Cash flows from investing activities	(26,468)	(20,068)	(19,805)	(27,434)	(93,775)
Cash flows from financing activities	81,077	764	(90,543)	(115,578)	(124,280)
Cash and cash equivalents at end of period	70,254	61,919	70,033	116,986	116,986

Exhibit 99.2
[Translation]
February 3, 2010

Company name	NIPPON MINING HOLDINGS, INC.
President and CEO	Mitsunori Takahagi
Stock listings	Tokyo, Osaka and Nagoya
Securities code	5016
Contact to	Investor Relations Department
Telephone number	+81-3-5573-5123
Revision of Earnings Forecast
Based on recent operating performance, Nippon Mining Holdings, Inc. has revised its earnings forecast for the fiscal year ending March 31, 2010 (fiscal 2009) that it previously announced on October 30, 2009. Details of the revision follow.

1.	Revision of consolidated earnings forecast for fiscal 2009 (April 1, 2009 to March 31, 2010)
(millions of yen)

		Operating	Income before		Net income per
	Net sales	income	special items	Net income	share (yen)
Previous forecast (A) (announced on October 30, 2009)	3,120,000	55,000	75,000	40,000	43.18
Revised forecast (B)	3,200,000	32,000	59,000	25,000	26.99
Change( B - A )	80,000	(23,000)	(16,000)	(15,000)	—
Percentage change	2.6%	(41.8%)	(21.3%)	(37.5%)	—
Actual results for the previous year (Apr. 1, 2008 to Mar. 31, 2009)	4,065,059	(101,667)	(67,433)	(40,794)	(44.02)
Reason for the revision
We expect consolidated net sales to increase mainly owing to higher petroleum product prices, reflecting higher prices of crude oil, and rising metal prices. We expect income before special items to decline by ¥16 billion to ¥59 billion due mainly to the deterioration of margins on petroleum products and increased energy costs, despite higher copper prices. We expect net income to decline by ¥15 billion to ¥25 billion due to the decline in income before special items and an increase in special loss (mainly loss of write-down on ¥5 billion in Japan Airlines (JAL) preferred shares).

Breakdown of income before special items by segment (consolidated for fiscal 2009 (April 1, 2009 to March 31, 2010)
(billions of yen)

						Previous year
					Reason for change	( actual )
		Previous	Revised	Change	in income before	(April 1, 2008 to
		( A )	( B )	( B - A )	special items	March 31, 2009)
Petroleum	Sales	2,370.0	2,390.0	200	Margin deterioration of petroleum products, increased energy costs, etc.	3,116.1
	Income before special items	40.5	16.0	(24.5)		(105.2)
Metals	Sales	717.0	775.0	58.0	Higher copper prices, etc.	902.1
	Income before special items	35.0	43.0	8.0		28.5
Other operations	Sales	65.0	65.0	0.0		84.7
	Income before special items	(0.5)	0.0	0.5		9.2
Eliminations	Sales	(32.0)	(30.0)	2.0		(37.9)
Total	Sales	3,120.0	3,200.0	80.0		4,065.1
	Income before special items	75.0	59.0	(16.0)		(67.4)
Reference
Key factors for forecast for fiscal 2009

					Revised
				Change	( Jan. 1, 2010 - Mar.
		Previous ( A )	Revised ( B )	( B - A )	31, 2010 )
All segments	Exchange rate ( ¥ / $ )	93	93	0	90
Petroleum	Crude oil ( FOB ) ( $ / bbl, Dubai spot price)	66.8	69.4	2.6	75.0
	Fuel oil sales ( million kl / period )	22.7	22.6	(0.2)	5.9
	Paraxylene ( $ / tons, ACP )	1,008	992	(16)	1,045
Metals	Copper ( ¢ / lb )	244	272	28	310
	Electrolytic copper sales ( 1,000 tons / period )	599	602	3	153
	Gold recovery volume by Recycling and Environmental Services business ( tons / period )	6.2	6.1	(0.1)	1.9
	Treated rolled copper foil sales ( million meters / month )	2.8	2.7	(0.1)	2.8
	Precision rolled products sales ( 1,000 tons / month )	3.4	3.5	0.0	3.9
FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of Nippon Mining Holdings, Inc. (“Nippon Mining”) about its business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of Nippon Mining could be materially different from and worse than those expectations. Nippon Mining does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.
A wide range of factors could materially affect future developments and performance of Nippon Mining, including, but not limited to, the following:
•	macroeconomic and general industry conditions such as the competitive environment for companies in energy, resources and materials industries;

•	regulatory and litigation matters and risks;

•	Nippon Mining’s ability to maintain margins on refined petroleum products, petrochemicals, refined and fabricated metals and refined copper;

•	prices for crude oil, natural gas and copper concentrate;

•	economic conditions in Japan, Asia, particularly China, and other countries where Nippon Mining operates;

•	Nippon Mining’s ability to enter into and perform in overseas strategic alliances;

•	domestic and international political developments and laws and regulations, such as restrictions on production and imports and exports, tax increases and environmental laws or regulations;

•	natural disasters;

•	potential revisions of reserve estimates;

•	foreign exchange rate fluctuations;

•	potential delays or failure in the execution of exploration and development plans; and

•	risks associated with the consummation of the proposed joint share transfer with Nippon Oil Corporation to form JX Holdings, Inc.